Exhibit 99.13

The Board of Directors of Corvus Gold Inc. 700 West Pender Street Suite 1750 Vancouver, British Columbia V6C 1G8 Canada

For the attention of:
Mr. Ron Largent, Executive Chairman
Mr. Jeff Pontius, Chief Executive Officer, President and Director

July 13, 2021

Dear Sirs,

AngloGold Ashanti Limited and its group companies1 (together “we” or “AGA”) have been a supportive shareholder of Corvus Gold Inc. (“Corvus”) for over 10 years and we congratulate Corvus’ management and Board of Directors for successfully advancing its Nevada asset base and delivering value to Corvus shareholders, including AGA. AGA believes it is well placed to assume ownership of Corvus’ portfolio to leverage our mine development and operating capabilities. AGA is focused on continuing to develop the assets and deliver on Corvus’ vision of creating a new gold production base in the Walker Lane Trend in southern Nevada.

As you are aware, since May 4, 2021, we have been undertaking a comprehensive diligence review of Corvus and its assets and liabilities. Based on that review, and as contemplated in Section 13 of the Unsecured Loan and Guaranty Agreement dated May 4, 2021 (the “Loan Agreement”), we are pleased to provide you with this letter.  In this letter, we outline our non-binding proposal under which AGA would propose that its direct wholly owned subsidiary, AngloGold Ashanti Holdings plc (“AGAH”), will acquire all of the issued and outstanding common shares2 of Corvus (“Corvus share(s)”) which AGA does not already beneficially own, in exchange for cash consideration (the “Proposed Transaction”).

We believe the Proposed Transaction represents a compelling offer for Corvus’ other shareholders and achieves the following key objectives:

●	Delivers full value for Corvus shares;
●	All cash consideration on close; and
●	Ability to move quickly, with minimal conditions to closing.

We are prepared to work on an expedited basis to advance the Proposed Transaction. To that end, we have engaged RBC Capital Markets as our financial advisor and Stikeman Elliott LLP, Cravath, Swaine & Moore LLP and Hogan Lovells US LLP as our legal advisors, and have significant internal resources in place to take this initiative forward immediately.

1 Includes AngloGold Ashanti North America Inc. and AngloGold Ashanti Holdings plc.
2 Including common shares that will be issued upon the exercise of any options.

The principal terms of our proposal are set out below.

Consideration

AGA proposes that AGAH will acquire all of the issued and outstanding Corvus shares (other than the Corvus shares currently beneficially owned by AGA) in exchange for consideration of C$4.00 per Corvus share (the “Offer Price”), payable in cash.

The Offer Price represents a premium of approximately 55% to the undisturbed price of C$2.58 per Corvus share on May 5, 2021, prior to the announcement of the Loan Agreement, a premium of approximately 23% to the closing price per Corvus share prior to the submission of this proposal and a premium of approximately 20% to the last 10-day volume weighted average price of Corvus shares on the Toronto Stock Exchange (TSX).

Our proposal assumes a Corvus capital structure of 126,811,970 common shares and 12,255,000 options outstanding.

Structure and Definitive Agreement

We expect to structure the Proposed Transaction as a plan of arrangement under the Business Corporations Act (British Columbia).  The Proposed Transaction and its terms and conditions would be set out in a mutually acceptable definitive agreement (the “Definitive Agreement”), which would include, among other things, customary terms, conditions, covenants, representations and warranties and deal protections for a transaction of this nature, as well as voting support agreements from Corvus’ officers, directors and key shareholders (each, a “Voting Support Agreement”) (the Definitive Agreement and the Voting Support Agreements, collectively referred to as the “Transaction Agreements”).  The term “Definitive Agreement” does not include any letter of intent, including this letter, or any other preliminary agreement, whether written or oral, nor does it include any acceptance, whether written or oral, of any offer or bid on Corvus’ part.

Due Diligence

AGA has completed all technical, legal and financial due diligence that would impact our view of value. The Proposed Transaction is subject to the satisfactory completion of confirmatory due diligence. We would work to expeditiously complete our confirmatory due diligence and expect to negotiate the Transaction Agreements in parallel.

Approvals

We have discussed the Proposed Transaction with the Boards of Directors of both AGA and AGAH, who support the submission of this letter. The Proposed Transaction remains subject to the satisfactory completion of our confirmatory due diligence, the execution of mutually acceptable Transaction Agreements, and the formal approval of the Proposed Transaction by the Boards of Directors of AGA, AGAH and Corvus. The Proposed Transaction will not be subject to any financing condition or condition relating to the approval by the shareholders of AGA.

AngloGold Ashanti Limited

AngloGold Ashanti Limited is a South African-based, independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents.  AGA is a responsible gold miner that operates in partnership with host communities and governments, aiming to create value for all stakeholders over the long term. Shares of AGA are traded on the Johannesburg Stock Exchange (JSE:ANG), the New York Stock Exchange (NYSE:AU), the Australian Securities Exchange (ASX:AGG) and the Ghana Stock Exchange (GhSE:AGA/AAD).

AGA is the third largest gold producer globally. In 2020, AGA produced approximately 3.05Moz of gold at an all-in sustaining cost of US$1,059 per ounce of gold from continuing and discontinued operations, generated US$743 million in free cash flow, and employed an average of 36,952 people. As at March 31, 2021, AGA had cash and cash equivalents of US$1,011 million.

Non-Binding Proposal

This letter is a non-binding proposal only. It is not an offer and is not intended to bind us or create any legally binding obligations on any party. It is expressly understood that no party is obligated to proceed with any Proposed Transaction, neither party has an obligation to enter into a Definitive Agreement and that no binding agreement will exist unless and until such time as due diligence has been completed, relevant Board approvals have been obtained and mutually acceptable Transaction Agreements have been finalized and executed by the relevant parties.

We would have preferred to present this proposal to you confidentially. However, as the Corvus shares are registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), AGA is obliged to publicly file this letter in accordance with the requirements of Schedule 13D under the U.S. Exchange Act. In parallel with the public filing of this letter in the United States, AGA will also make a public announcement relating to the submission of this letter to Corvus. Please note that AGA is focused on working closely with Corvus’ Board of Directors and management team in a friendly manner to agree the terms of, and implement, the Proposed Transaction.

Subject to the terms of the foregoing, we are prepared to work with you expeditiously to implement the Proposed Transaction, including the satisfactory completion of our confirmatory due diligence, the execution of mutually acceptable Transaction Agreements, and the formal approval of the Proposed Transaction by the Boards of Directors of AGA, AGAH and Corvus.

We firmly believe that the Proposed Transaction is in the best interests of Corvus shareholders.  We look forward to the opportunity to continue to work with you and your team in the weeks ahead.

Yours truly,

ANGLOGOLD ASHANTI LIMITED

By:	/s/ Christine Ramon
	Name:	Christine Ramon
	Title:	Interim Chief Executive Officer & Executive Director

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